Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of April, 2015

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Minutes of Annual General Shareholders’ Meeting held on April 15, 2015

ULTRAPAR PARTICIPAÇÕES S.A.

CNPJ nr 33.256.439/0001-39	NIRE 35.300.109.724

Minutes of Annual General Shareholders’ Meeting held on April 15, 2015

Date, Time and Location:
April 15, 2015, at 2:00 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1,343, 9th floor, in the City and State of São Paulo.

Attendance:
Attendance: (i) shareholders representing 66.3% of the social capital; (ii) the Chairman of the Board of Directors of the Company; (iii) the Chief Executive Officer of the Company; (iv) the Chief Financial and Investor Relations Officer of the Company; (v) members of the Fiscal Council of the Company; and (vi) Mr. Guilherme Jorge Dagli Junior, registered under CRC nr 1 SP 223225 representing Deloitte Touche Tohmatsu, independent audit firm of the Company.

Publications:
Call Notice: Published in the newspaper “Diário Oficial do Estado de São Paulo” (official gazette of the State of São Paulo) on March 14, 17 and 18, 2015 and in the newspaper “Valor Econômico” on March 16, 17 and 18, 2015.

Notice to Shareholders: Waived pursuant to publication of documents referred to in Article 133 of the Brazilian Corporate Law, in the newspapers “Diário Oficial do Estado de São Paulo” on February, 27th, 2015, under chapter “Empresarial”, pages 319 to 334, and “Valor Econômico” on February 27, under special chapter, pages A17 to A32.

(Minutes of the Annual General Shareholders’ Meeting held on April 15th, 2015)

Chairman and Secretary of the Meeting:
Chairman – Marcelo Fernandez Trindade.
Secretary – Sandra López Gorbe.

Order of the day:
In accordance with the published Call Notice.

Discussed and approved matters:

1. Approval of the minutes of the Meeting to be written out as a summary, pursuant to Article 130, paragraph 1 of the Brazilian Corporate Law, and authorization of the publication of the minutes omitting signatures, pursuant to paragraph 3 of the same article. Voting instructions received by the Chairman and the Secretary of the Meeting were duly filed at the Company’s headquarters.

2. Approval, without amendments or qualifications, by 95.1% of the shareholders present, with the abstention of those legally restricted, of the report and accounts of the management of the Company, the financial statements and notes to the financial statements, as well as the report from the independent auditors referring to the year ended on December 31, 2014.

3. Approval, without amendments or qualifications, by 99.99% of the shareholders present, of the destination of net earnings for the fiscal year ended on December 31, 2014, in the amount of R$ 1,241,562,440.96 (one billion, two hundred and forty-one million, five hundred and sixty-two thousand, four hundred and forty Reais and ninety-six cents), as follows:

a)	R$ 62,078,122.05 (sixty-two million, seventy-eight thousand, one hundred and twenty-two Reais and five cents) will be allocated to the legal reserve;

(Minutes of the Annual General Shareholders’ Meeting held on April 15th, 2015)

b)	R$ 400,767,196.11 (four hundred million, seven hundred sixty-seven thousand, one hundred ninety-six Reais and eleven cents) will be allocated to the statutory reserve for investments; and

c)
R$ 778,717,122.80 (seven hundred and seventy-eight million, seven hundred and seventeen thousand, one hundred and twenty-two Reais and eighty cents) were allocated to the payment of dividends to shareholders, of which R$ 389,553,527.40 (three hundred and eighty-nine million, five hundred and fifty-three thousand, five hundred and twenty-seven Reais and forty cents) were paid as interim dividends as approved by the Board of Directors on August 6, 2014. Additionally, as approved by the Board of Directors of the Company on February 25, 2015, the remaining balance of the dividends approved herein for the fiscal year ended on December 31, 2014, in the amount of R$ 389,163,595.40 (three hundred and eighty-nine million, one hundred and sixty-three thousand, five hundred and ninety-five Reais and forty cents). Therefore, the total dividends distributed from earnings of the fiscal year ended on December 31, 2014 are equivalent to a dividend per common share of R$ 1.42 (one Real and forty two-cents).

4. Approval of the election, by 98.2% of the shareholders present, of the persons listed below as members of the Board of Directors, with mandate up to the Annual General Shareholders’ Meeting to be held in 2017 to examine the documents referred to in Article 133 of the Brazilian Corporate Law, related to the fiscal year ended on December 31, 2016:

•	ALEXANDRE GONÇALVES SILVA, independent member, Brazilian, divorce , mechanical engineer, holder of Identity Card RG nr

(Minutes of the Annual General Shareholders’ Meeting held on April 15th, 2015)

39.565.565-1/SSP-SP and registered under CPF/MF nr 022.153.817-87, with business address at Rua Coronel Artur de Paula Ferreira, nr 132, apt. 81,  in the City and State of São Paulo;

•
CARLOS TADEU DA COSTA FRAGA, independent member, Brazilian, married, civil engineer, holder of Identity Card nr 03.801.559-0/IFP-RJ and registered under CPF/MF nr 465.343.697-53, with business address at Rua Cinco de Julho, nr 304, apt. 1.011, in the City of Niterói and State of Rio de Janeiro;

•
JORGE MARQUES DE TOLEDO CAMARGO, independent member, Brazilian, married, geologist, holder of Identity Card RG nr 293.644/SSP-DF and registered under CPF/MF nr 114.400.151-04, with business address at Rua Almirante Sadock de Sá, nr 370/101, in the City and State of Rio de Janeiro;

•
JOSÉ MAURÍCIO PEREIRA COELHO, independent member, Brazilian, married, graduated in accounting sciences, holder of Identity Card RG nr 06.109.071-81/IFP-RJ and registered under CPF/MF nr 853.535.907-91, with business address at Rua Senador Dantas, nr 105, 40º floor, in the City and State of Rio de Janeiro;

•
LUCIO DE CASTRO ANDRADE FILHO, Brazilian, married, engineer, holder of Identity Card RG nr 3.045.977/SSP-SP and registered under CPF/MF nr 061.094.708-72, with business address at Av. Brigadeiro Luís Antonio, nr 1343, 9th floor, in the City and State of São Paulo;

•
NILDEMAR SECCHES, independent member, Brazilian, widower, engineer, holder of Identity Card RG nr 3.997.339-6/SSP-SP and registered under CPF/MF nr 589.461.528-34, with business address at Rua Viradouro, nº 63, cj. 132, in the City and State of São Paulo;

•	OLAVO EGYDIO MONTEIRO DE CARVALHO, independent member, Brazilian, divorced, engineer, holder of Identity Card

(Minutes of the Annual General Shareholders’ Meeting held on April 15th, 2015)

RG nr 01.585.449-0/IFP-RJ and registered under CPF/MF nr 007.260.107-82, with business address at Ladeira Nossa Senhora, nr 163, 7th floor, in the City and State of Rio de Janeiro;

•
PAULO GUILHERME AGUIAR CUNHA, Brazilian, married, engineer, holder of Identity Card RG nr 4.554.607/SSP-SP and registered under CPF/MF nr 008.255.498-68, with business address at Av. Brigadeiro Luís Antônio, nr 1343, 9th floor, in the City and State of São Paulo; and

•
PEDRO WONGTSCHOWSKI, Brazilian, divorced, chemical engineer, holder of Identity Card RG nr 3.091.522-3-SSP/SP and registered under CPF/MF nr 385.585.058-53, with business address at Av. Brigadeiro Luís Antonio, nr 1343, 9th floor, in the City and State of São Paulo.

5. Approval, without amendments or qualifications, by 98.2% of the shareholders present, of a maximum global annual limit for the Company’s management compensation of R$ 54,000,000.00 (fifty-four million Reais), pursuant to the terms and composition of the proposal presented by the Management, filed at the Company's headquarters.

6. Approval of the election, by 99.1% of the shareholders present, of the persons listed below as effective and alternate members of the Fiscal Council, with mandate up to the Annual General Shareholders’ Meeting to be held in 2016 that will examine the documents referred to in Article 133 of the Brazilian Corporate Law, related to the current fiscal year:

As effective members:

•	FLAVIO CÉSAR MAIA LUZ, Brazilian, married, engineer, registered under CPF/MF nr 636.622.138-34, resident and

(Minutes of the Annual General Shareholders’ Meeting held on April 15th, 2015)

domiciled at Alameda Canadá, nr 162, Alphaville 2, in the City of Barueri, in the State of São Paulo;

•
JÂNIO CARLOS ENDO MACEDO, Brazilian, married, bank employee, registered under CPF/MF nr 038.515.528-06, resident and domiciled at SQN 111, Block G, apt 502, Asa Norte, in the city of Brasília, Distrito Federal; and

•
MARIO PROBST, Brazilian, married, accountant and business administrator, registered under CPF/MF nr 029.415.318-74, resident and domiciled at Rua Robélia, nr 614, Jardim Prudência, in the City and State of São Paulo.

As alternate members:

•
MÁRCIO AUGUSTUS RIBEIRO, Brazilian, married, engineer, registered under CPF/MF nr 006.211.088-80, resident and domiciled at Alameda Canadá, nr 43, in the City of Vinhedo, and in the State of São Paulo;

•
PAULO CESAR PASCOTINI, Brazilian, married, bank employee, registered under CPF/MF nr 246.904.300-04, resident and domiciled SQN 305, Block L, apt. 111, Edifício Guararapes, Asa Norte, in the City of Brasília, Distrito Federal; and

•
PEDRO OZIRES PREDEUS, Brazilian, married, accountant, registered under CPF/MF nr 005.474.508-00, resident and domiciled at Rua Marechal Hastimphilo de Moura, nr 338-C, apt 23-B, in the City and State of São Paulo.

5.1. Approval, without amendments or qualifications, by 99.1% of the shareholders present, of the remuneration for the members of the

(Minutes of the Annual General Shareholders’ Meeting held on April 15th, 2015)

Fiscal Council herein elected, provided that the one designated as president of the Fiscal Council will be entitled to receive a monthly compensation of R$ 16,000.00 (sixteen thousand Reais) and other effective members will be entitled to receive a monthly compensation of R$ 14,800.00 (fourteen thousand and eight hundred Reais).

Discussed and approved matters:
•	The Chairman registers that he has received statements of votes against the resolutions and abstentions, which are filed at the company's headquarters.

•
The members of the Board of Directors and of the Fiscal Council, hereby elected, will be invested on their offices upon the signature of the respective deeds of investiture filed at the Company’s headquarters, and previously consulted, declared that there are no ongoing impediments which would prevent them from exercising their activities in the designated offices, that they do not hold positions in companies which can be considered to be competitors of the Company and that they do not have any conflict of interest with the Company, in accordance with Article 147 of the Brazilian Corporate Law and with the CVM Instruction nr 367/02.

As there were no further matters to be discussed, the Meeting was finished, and these Meeting minutes were presented, read, approved and duly signed by the shareholders present.

PAULO GUILHERME AGUIAR CUNHA – as Chairman of the Board of Directors and shareholder of the Company

THILO MANNHARDT – as Chief Executive Officer and shareholder of the Company

(Minutes of the Annual General Shareholders’ Meeting held on April 15th, 2015)

ANDRÉ COVRE – as Chief Financial and Investor Relations Officer and shareholder of the Company

ULTRA S.A. PARTICIPAÇÕES

LUCIO DE CASTRO ANDRADE FILHO

ANA PAULA SANTORO CORIA; ANDREA CAMPOS SOARES; ANDRÉ LUIS POLO; ANDRÉ LUIZ PEDRO BREGION; FLÁVIO COELHO DANTAS; FLÁVIO DO COUTO BEZERRA CAVALCANTI; HELANO PEREIRA GOMES; JOÃO BENJAMIN PAROLIN; JOÃO MARCOS CAZULA; JOSÉ AUGUSTO DUTRA NOGUEIRA; JERÔNIMO JOSÉ MERLO DOS SANTOS; JULIO CESAR NOGUEIRA; LEANDRO DEL CORONA; LEOCADIO DE ALMEIDA ANTUNES FILHO; MARCELLO DE SIMONE; MIGUEL LACERDA DE ALMEIDA; PEDRO JORGE FILHO; PLÍNIO LAERTE BRAZ; RODRIGO DE ALMEIDA PIZZINATTO; RICARDO ISAAC CATRAN; ROBERTO KUTSCHAT NETO; TABAJARA BERTELLI COSTA

MONTEIRO ARANHA S.A.

PARTH INVESTMENT COMPANY LLC.; BETTINA IGEL HOFFENBERG; JENNINGS IGEL HOFFENBERG; ULTRA-DI PARTICIPAÇÕES S.A.

THE BANK OF NEW YORK MELLON

CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI

(Minutes of the Annual General Shareholders’ Meeting held on April 15th, 2015)

BRASIL PLURAL CAPITAL EQUITY HEDGE FUNDO DE INVESTIMENTO MULTIMERCADO; BRASIL PLURAL LONG & SHORT PLUS FUNDO DE INVESTIMENTO EM AÇÕES; BRASIL PLURAL INSTITUCIONAL FUNDO DE INVESTIMENTO MULTIMERCARDO; BRASIL PLURAL MACRO FUNDO DE INVESTIMENTO MULTIMERCADO; BRASIL PLURAL RETORNO ABSOLUTO FUNDO DE INVESTIMENTO MULTIMERCADO CRÉDITO PRIVADO; BRASIL PLURAL MULTIMANAGER FIM; BRASIL PLURAL LONG BIASED FUNDO DE INVESTIMENTO EM AÇÕES; BRASUL PLURAL PREVIDÊNCIA MASTER FUNDO DE INVESTIMENTO MULTIMERCADO; BRASIL PLURAL FUNDO DE INVESTIMENTO EM AÇÕES; PLURAL BRAZIL (DE) LLC

ABERDEEN BRASIL EQUITY FUNDO DE INVESTIMENTO EM AÇÕES; ABERDEEN EMERGING MARKETS EQUITY FUND; ABERDEEN EMERGING OPPORTUNITIES FUND; ABERDEEN GLOBAL - EMERGING MARKETS EQUITY FUND; ABERDEEN GLOBAL - LATIN AMERICAN EQUITY FUND; ABERDEEN GLOBAL BRAZIL EQUITY FUND; ABERDEEN GLOBAL EMERGING MARKETS INFRASTRUCTURE EQUITY FUND; ABERDEEN STRATEGIC BRASIL FUNDO DE INVESTIMENTO MULTIMERCADO HOUR-GLASS EMERGING MARKETS SHARES SECTOR TRUST

CAIXA VINCI VALOR DIVIDENDOS FUNDO DE INVESTIMENTO EM AÇÕES; FUNDO DE INVESTIMENTO EM AÇÕES SABESPREV VINCI GAS DIVIDENDOS - BDR NÍVEL I; VINCI GAS BLUE MARLIN FUNDO DE INVESTIMENTO EM AÇÕES; VINCI GAS DIVIDENDOS FUNDO DE INVESTIMENTO EM AÇÕES; VINCI GAS E SELEÇÃO DIVIDENDOS FUNDO DE INVESTIMENTO EM AÇÕES; VINCI GAS FUNDO DE INVESTIMENTO EM AÇÕES; VINCI GAS FUNDO DE INVESTIMENTO EM AÇÕES – FHS; VINCI GAS LONG-ONLY MASTER FUNDO DE INVESTIMENTO EM AÇÕES; VINCI GAS LOTUS INSTITUCIONAL FUNDO DE INVESTIMENTO EM AÇÕES; VINCI RIO VERMELHO FUNDO DE INVESTIMENTO EM AÇÕES; VINCI TROPICO FUNDO DE INVESTIMENTO EM AÇÕES

(Minutes of the Annual General Shareholders’ Meeting held on April 15th, 2015)

CALIFORNIA PUBLIC EMPLOYEES´ RETIREMENT SYSTEM; ASCENSION HEALTH MASTER PENSION TRUST; FIDELITY EMERGING MARKETS FUND; STATE OF OREGON; AGF INVESTMENTS INC; BLACKROCK INSTITUTIONAL TRUST COMPANY, N.A.; TRADITIONAL FUNDS PLC - F&C GLOBAL EMERGING MARKETS FUND; CENTRAL STATES SOUTHEAST AND SOUTHWEST AREAS PENSION FUND; CIBC EMERGING MARKETS INDEX FUND; COLLEGES OF APPLIED ARTS AND TECHNOLOGY PENSION PLAN; F&C PORTFOLIOS FUND - F&C GLOBAL EMERGING MARKETS PORTFOLIO; HC CAPITAL TRUST THE INTERNATIONAL EQUITY PORTFOLIO; IBM 401(K) PLUS PLAN; NORGES BANK; SAN DIEGO GAS & ELEC CO NUC FAC DEC TR QUAL; STATE STREET TRT LTD AS DEP FOR SCOTTISH WID TRA AND SPECIALIST INV FDS ICVC - LATIN AMERICAN FUND; TEACHER RETIREMENT SYSTEM OF TEXAS; THE GENESIS EMERGING MARKETS INVESTMENT COMPANY (SICAV); THE MONETARY AUTHORITY OF SINGAPORE; AMERICAN CENTURY WORLD MUTUAL FUNDS, INC. - EMERGING MARKETS FUND; TEACHERS RETIREMENT SYSTEM OF LOUISIANA; BELL ATLANTIC MASTER TRUST; BRITISH AIRWAYS PENSION TRUSTEES LIMITED - MAIN A/C; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; HALLIBURTON COMPANY EMPLOYEE BENEFIT MASTER TRUST; BLACKROCK LATIN AMERICA FUND, INC; NATIONAL ELEVATOR INDUSTRY PENSION PLAN; OMERS ADMINISTRATION CORPORATION; PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO; THE CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM; MAGNA UMBRELLA FUND PLC; WASHINGTON STATE INVESTMENT BOARD; CATHOLIC HEALTH INITIATIVES; LEGG MASON GLOBAL FUNDS, P.L.C.; NEW ZEALAND SUPERANNUATION FUND; BRITISH AIRWAYS PENSION TRUSTEES LTD. (MPF A/C); GMO EMERGING MARKETS EQUITY FUND, A SUB FUND OF GMO FUNDS PLC; ILLINOIS STATE BOARD OF INVESTMENT; ABERDEEN INSTITUTIONAL COMMINGLED FUNDS, LLC; BP PENSION FUND; FIREFIGHTERS RETIREMENT SYSTEM; GOLDMAN SACHS PROFIT SHARING MASTER TRUST; TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS; NAV CANADA PENSION PLAN; UTAH STATE RETIREMENT SYSTEMS; EVANGELICAL LUTHERAN CHURCH IN AMERICA BOARD OF PENSIONS; JOHN HANCOCK VARIABLE INSURANCE TRUST INTERNATIONAL EQUITY

(Minutes of the Annual General Shareholders’ Meeting held on April 15th, 2015)

INDEX TRUST B; MACKENZIE EMERGING MARKETS CLASS; NTGI - QUANTITATIVE MANAGEMENT COLLECTIVE FUNDS TRUST; THE CALIFORNIA ENDOWMENT; ALASKA PERMANENT FUND; CITY OF NEW YORK GROUP TRUST; RAILWAYS PENSION TRUSTEE COMPANY LIMITED; THE STATE TEACHERS  RETIREMENT SYSTEM OF OHIO; VY JPMORGAN EMERGING MARKETS EQUITY POTFOLIO; THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP 7 EQUITY FUND; ISHARES PUBLIC LIMITED COMPANY; AT&T UNION WELFARE BENEFIT TRUST; ABERDEEN CANADA - EMERGING MARKETS FUND; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF NIKKO BRAZIL EQUITY MOTHER FUND; ALLIANZ VARIABLE INSURANCE PRODUCTS TRUST; DGIA EMERGING MARKETS EQUITY FUND L.P.; DREYFUS INVESTMENT FUNDS - DIVERSIFIED EMERGING MARKETS FUND; THE NOMURA TRUST AND BANKING CO., LTD. RE: INT. EMERGING STOCK INDEX MSCI EMERGING NO HEDGE MOTHER; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; CN CANADIAN MASTER TRUST FUND; FIRST TRUST/ABERDEEN EMERGING OPPORTUNITY FUND; MGI FUNDS PLC; ISHARES MSCI BRAZIL CAPPED ETF; ISHARES  LATIN AMERICA 40 ETF; WILLIAM BLAIR EMERGING MARKETS GROWTH FUND; ISHARES II PUBLIC LIMITED COMPANY; LABORERS' ANNUITY & BENEFIT FUND OF CHICAGO; MANULIFE GLOBAL FUND; EMERGING MARKETS INDEX NON-LENDABLE FUND; THE GMO EMERGING MARKETS FUND; GMO TRUST ON BEHALF OF GMO EMERGING COUNTRIES FUND; VANGUARD EMERGING MARKETS STOCK INDEX FUND; GMAM INVESTMENT FUNDS TRUST; NEW YORK STATE TEACHERS RETIREMENT SYSTEM; VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; DESJARDINS EMERGING MARKETS FUND; VONTOBEL INVESTMENT TRUST; CANADA PENSION PLAN INVESTMENT BOARD; FUTURE FUND BOARD OF GUARDIANS; CITIGROUP 401 (K) PLAN; NORTHERN TRUST INVESTMENT FUNDS PLC; ISHARES MSCI BRIC ETF; FIDELITY INVESTMENT TRUST: FIDELITY TOTAL INTERNATIONAL EQUITY FUND; PUBLIC SECTOR PENSION INVESTMENT BOARD; VARIABLE INSURANCE PRODUCTS FUND II: EMERGING MARKETS PORTFOLIO; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND; WASHINGTON SAVANNAH RIVER COMPANY DEFINED BENEFIT MASTER TRUST; COLLEGE RETIREMENT

(Minutes of the Annual General Shareholders’ Meeting held on April 15th, 2015)

EQUITIES FUND; EATON VANCE COLLECTIVE INVESTMENT TRUST FOR EMPLOYEE BENEFIT PLANS - EMERGING MARKETS EQUITY FUND; THRIVENT PARTNER WORLDWIDE ALLOCATION FUND; THRIVENT PARTNER EMERGING MARKETS EQUITY PORTFOLIO; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; JAPAN TRUSTEE SERVICES BANK, LTD. RE: RTB NIKKO BRAZIL EQUITY ACTIVE MOTHER FUND; MELLON BANK N.A EMPLOYEE BENEFIT COLLECTIVE INVESTMENT FUND PLAN; ISHARES III PUBLIC LIMITED COMPANY; MINISTRY OF STRATEGY AND FINANCE PICTET - EMERGING MARKETS INDEX; HC CAPITAL TRUST THE INSTITUTIONAL INTERNATIONAL EQUITY PORTFOLIO; BELLSOUTH CORPORATION RFA VEBA TRUST; PICTET FUNDS S.A RE: PI(CH)-EMERGING MARKETS TRACKER; NATIONAL WESTMINSTER BANK PLC ADO FIRST STATE INVESTMENTS ICVC - FIRST STATE LATIN AMERICA FUND; CMLA EMERGING MARKETS FUND; ARIZONA PSPRS TRUST; FIDELITY SALEM STREET TRUST: FIDELITY SERIES GLOBAL EX U.S. INDEX FUND; POPLAR TREE FUND OF AMERICAN INVESTMENT TRUST; ISHARES MSCI EMERGING MARKETS ETF; EMERGING MARKETS PLUS SERIES OF BLACKROCK QUANTITATIVE PARTNERS, L.P.; UAW RETIREE MEDICAL BENEFITS TRUST; UAW RETIREE MEDICAL BENEFITS TRUST; UAW RETIREE MEDICAL BENEFITS TRUST; UAW RETIREE MEDICAL BENEFITS TRUST; UAW RETIREE MEDICAL BENEFITS TRUST; UAW RETIREE MEDICAL BENEFITS TRUST; EMERGING MARKETS INDEX NON-LENDABLE FUND B; WILLIAM BLAIR COLLECTIVE INVESTMENT TRUST; F&C COMMINGLED FUND II LIMITED - F&C EMERGING MARKETS EQUITY ESG FUND; F&C COMMINGLED FUND II LIMITED - F&C EMERGING MARKETS EQUITY ESG FUND SCREENED; EGSHARES BRAZIL INFRASTRUCTURE ETF; FIRST TRUST BICK INDEX FUND; CHANG HWA COMMERCIAL BANK, LTD., IN ITS CAPACITY AS MASTER CUSTODIAN OF NOMURA BRAZIL FUND; HC CAPITAL TRUST THE COMMODITY RETURNS STRATEGY PORTFOLIO; BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY FUND; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY INDEX FUND; EMERGING MARKETS EQUITY INDEX MASTER FUND; EMERGING MARKETS EQUITY INDEX PLUS FUND; CF DV EMERGING MARKETS STOCK INDEX FUND; INTEGRA EMERGING

(Minutes of the Annual General Shareholders’ Meeting held on April 15th, 2015)

MARKETS EQUITY FUND; PYRAMIS GLOBAL EX U.S. INDEX FUND LP; ISHARES VII PUBLIC LIMITED COMPANY; GMO GLOBAL REAL RETURN (UCITS) FUND, A SUB-FUND OF GMO FUNDS PLC; FIRST TRUST BRAZIL ALPHADEX FUND; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF EMERGING COUNTRY STOCK ACTIVE MOTHER FUND; ISHARES MSCI EMERGING MARKETS MINIMUM VOLATILITY ETF; EATON VANCE TRUST COMPANY COMMON TRUST FUND - PARAMETRIC STRUCTURED EMERGING MARKETS EQUITY COMMON TRUST FUND; WISDOMTREE COMMODITY COUNTRY EQUITY FUND; ISHARES MSCI ACWI EX U.S. ETF; ISHARES MSCI ACWI ETF; AMERICAN CENTURY WORLD MUTUAL FUNDS, INC. - NT EMERGING MARKETS FUND; FIDELITY SALEM STREET TRUST: SPARTAN EMERGING MARKETS INDEX FUND; FIDELITY SALEM STREET TRUST: SPARTAN GLOBAL EX U.S. INDEX FUND; NOMURA MULTI MANAGERS FUND III - EMERGING MARKETS EQUITY; LAZARD ASSET MANAGEMENT LLC; AMERICAN CENTURY SICAV; GOLDMAN SACHS FUNDS II - GOLDMAN SACHS GMS EMERGING MARKETS EQUITY PORTFOLIO; VOYA EMERGING MARKETS INDEX PORTFOLIO; VANGUARD FUNDS PUBLIC LIMITED COMPANY; COMPASS AGE LLC; MERCER EMERGING MARKETS EQUITY FUND; COMMONWEALTH SUPERANNUATION CORPORATION; JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF MUTB400038062; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR RUSSELL EMERGING DIVIDEND GROWTH MOTHER FUND; FISHER INVESTMENTS COLLECTIVE TRUST; LVIP BLACKROCK EMERGING MARKETS RPM FUND; THRIVENT PARTNER EMERGING MARKETS EQUITY FUND; COMPASS EMP EMERGING MARKET 500 VOLATILITY WEIGHTED FUND; ISHARES VI PUBLIC LIMITED COMPANY; WELLS FARGO ADVANTAGE DIVERSIFIED STOCK PORTFOLIO; ABERDEEN LATIN AMERICAN EQUITY FUND, A SERIES OF ABERDEEN FUNDS; NZAM EM8 EQUITY PASSIVE FUND; ADVANCED SERIES TRUST - AST GOLDMAN SACHS MULTI-ASSET PORTFOLIO; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX ETF; RUSSELL INSTITUTIONAL FUNDS, LLC- RUSSELL GLOBAL LISTED INFRASTRUCTURE FUND; GUIDESTONE FUNDS EMERGING MARKETS EQUITY FUND; THE CANADIAN MEDICAL PROTECTIVE ASSOCIATION; COHEN & STEERS

(Minutes of the Annual General Shareholders’ Meeting held on April 15th, 2015)

COLLECTIVE INVESTMENT TRUST; DIVERSIFIED MARKETS (2010) POOLED FUND TRUST; AMERICAN CENTURY RETIREMENT DATE TRUST; ANCHOR GLOBAL EMERGING MARKETS EQUITY FUND; ENSIGN PEAK ADVISORS, INC.; DREYFUS OPPORTUNITY FUNDS - DREYFUS STRATEGIC BETA EMERGING MARKETS EQUITY FUND; DEVON COUNTY COUNCIL; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF MUTB300041293-STOCK; WISDOMTREE EMERGING MARKETS EX-STATE-OWNED ENTERPRISES FUND; LATTICE EMERGING MARKETS STRATEGY ETF; EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FUND B;

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045832; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045833; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045835; NEW YORK LIFE INSURANCE COMPANY; ROCHE DIAGNOSTICS CORPORATION CASH ACCUMULATION PLAN; OHIO POLICE AND FIRE PENSION FUND; CURIAN/ABERDEEN LATIN AMERICA FUND; FIDELITY INVESTMENT FUNDS - FIDELITY INDEX EMERGING MARKETS FUND; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045796; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045792; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045828; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045829; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045795; BUREAU OF LABOR INSURANCE; EQ ADVISORS TRUST - AXA GLOBAL EQUITY MANAGED VOLATILITY PORTFOLIO; FIDELITY ADVISOR SERIES VIII: FIDELITY ADVISOR EMERGING MARKETS FUND; FIDELITY INVESTMENT TRUST: FIDELITY EMERGING MARKETS FUND; FOREIGN & COLONIAL INVESTMENT TRUST PLC; FRANKLIN TEMPLETON INVESTMENT FUNDS; GENESIS EMERGING MARKETS FUND LIMITED; JPMORGAN BRAZIL INVESTMENT TRUST PLC; JPMORGAN EMERGING MARKETS INVESTMENT TRUST PLC; JPMORGAN FUNDS -EMERGING MARKETS EQUITY FUND; JPMORGAN FLEMING FUNDS LATIN AMERICA EQUITY FUND; JPMORGAN FUNDS; JAPAN TRUSTEE SERVICES BANK,LTD AS T F T SUMITOMO T & B CO., LTD AS T F M S L A E F (F Q I I

(Minutes of the Annual General Shareholders’ Meeting held on April 15th, 2015)

ONLY); BUREAU OF LABOR FUNDS; MANAGEMENT BOARD PUBLIC SERVICE PENSION FUND; OFI MULTI SELECT; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; STATE OF NEW MEXICO STATE INVESTMENT COUNCIL; STATE SUPER FINANCIAL SERVICES INTERNATIONAL EQUITIES SECTOR TRUST; STATE SUPER FINANCIAL SERVICES INTERNATIONAL EQUITIES SECTOR TRUST; NATIONAL WESTMINSTER BANK PLC AS DEPOSITARY FOR JPM EMERGING MARKETS FUND; UNIVERSITIES SUPERANNUATION SCHEME LTD; VANGUARD INVESTMENT SERIES, PLC; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS; VIRTUS EMERGING MARKETS OPPORTUNITIES FUND

JPMORGAN BRAZIL EQUITY MASTER INVESTMENT TRUST; WEST MIDLANDS METROPOLITAN AUTHORITIES PENSION FUND; BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION; RBC DEXIA INVESTOR SERVICES TRUST AS TRUSTEE FOR THE CANADA POST CORPORATION PENSION PLAN

EDMOND DE ROTHSCHILD LATIN AMERICA

AMJD FUNDO DE INVESTIMENTO EM AÇÕES; GERAÇÃO FUTURO FUNDO DE INVESTIMENTO EM AÇÕES APLIKAÇÃO; GERAÇÃO FUTURO ATIVAÇÕES FUNDO DE INVESTIMENTO EM AÇÕES; GERAÇÃO FUTURO DIVIDENDOS FUNDO DE INVESTIMENTO EM AÇÕES; FUNDO DE INVESTIMENTO EM AÇÕES II; GERAÇÃO FUTURO FUNDO DE INVESTIMENTO EM AÇÕES DUQUE DE CAXIAS; GERAÇÃO FUTURO FUNDO DE INVESTIMENTO EM AÇÕES FEEVALE; GERAÇÃO FUNDO DE INVESTIMENTO EM AÇÕES; GERAÇÃO FUTURO IDEA FIX FUNDO DE INVESTIMENTO EM AÇÕES; GERAÇÃO FUTURO INVESTCEL FUNDO DE INVESTIMENTO EM AÇÕES; GERAÇÃO FUTURO FUNDO DE INVESTIMENTO EM AÇÕES INVESTPOST; GERAÇÃO FUTURO FUNDO DE INVESTIMENTO EM

(Minutes of the Annual General Shareholders’ Meeting held on April 15th, 2015)

AÇÕES MENINAS IRADAS; GERAÇÃO FUTURO FUNDO DE INVESTIMENTO EM AÇÕES PROGRAMADO IBOVESPA ATIVO; GERAÇÃO FUTURO FUNDO DE INVESTIMENTO EM AÇÕES SAPHIRA; GERAÇÃO FUTURO SELEÇÃO FUNDO DE INVESTIMENTO EM AÇÕES; GERAÇÃO FUTURO BRASIL CAPITAL FUNDO DE INVESTIMENTO EM AÇÕES; GERAÇÃO FUTURO FUNDO DE INVESTIMENTO EM AÇÕES VESPI; GERAÇÃO FUTURO FUNDO DE INVESTIMENTO EM AÇÕES GEAP; GF PYXIS FUNDO DE INVESTIMENTO EM AÇÕES; GERAÇÃO FUTURO FUNDO DE INVESTIMENTO EM AÇÕES EXCELLENCE; GERAÇÃO FUTURO DRAMD PAR FUNDO DE INVESTIMENTO MULTIMERCADO; CLUBE DE INVESTIMENTO 511; CLUBE DE INVESTIMENTO EM ACOES ABAETE; CLUBE DE INVESTIMENTO EM ACOES ENTRE AMIGOS; CLUBE DE INVESTIMENTO AGUIA AZUL; CLUBE DE INVESTIMENTO ALEMAO; CLUBE DE INVESTIMENTO AMERICANA INVEST; ATLETA INVEST CLUBE DE INVESTIMENTO; CLUBE DE INVESTIMENTO BENJAMIN GRAHAM; CLUBE DE INVESTIMENTO CCR & PARTNERS; CIFRAO BRASIL CLUBE DE INVESTIMENTO; CLUBE DE INVESTIMENTO DAFAMA; CLUBE DE INVESTIMENTO ELITE BBS; CLUBE DE INVESTIMENTO FACCAT; CLUBE DE INVESTIMENTO FAST 5; CLUBE DE INVESTIMENTO FDI; CLUBE DE INVESTIMENTO FELICITA; CLUBE DE INVESTIMENTO G7; CLUBE DE INVESTIMENTO GERACAO RS; CLUBE DE INVESTIMENTO GERACAO FUTURO PERFORMANCE; CLUBE DE INVESTIMENTO HARVEST; CLUBE DE INVESTIMENTO HIMALAIA; CLUBE DE INVESTIMENTO EM ACOES IBAX; INDIANAPOLIS CLUBE DE INVESTIMENTO; INDICE CLUBE DE INVESTIMENTO EM ACOES; INVEST PASSO FUNDO CLUBE DE INVESTIMENTO; INVEST SAUDE CLUBE DE INVESTIMENTO; CLUBE DE INVESTIMENTO KIDS; CLUBE DE INVESTIMENTO MAGI; CLUBE DE INVESTIMENTO MALDIVAS; NEFROLOGIKA CLUBE DE INVESTIMENTO; CLUBE DE INVESTIMENTO NEW AGE; NEW YORK CLUBE DE INVESTIMENTO; CLUBE DE INVESTIMENTO OFICINA 1; CLUBE DE INVESTIMENTO ONE CAPITAL; CLUBE DE INVESTIMENTOS ORANGE; ORIANA I CLUBE DE INVESTIMENTO; CLUBE DE INVESTIMENTO PERDIGUEIROS; CLUBE DE INVESTIMENTO POCO AZUL; CLUBE DE INVESTIMENTO PROSPERITY CI; CLUBE DE INVESTIMENTOS QUEBRA – VENTOS; CLUBE DE INVESTIMENTO QUERO MAIS; CLUBE DE INVESTIMENTO REGIA; CLUBE DE INVESTIMENTO SPL; CLUBE DE

(Minutes of the Annual General Shareholders’ Meeting held on April 15th, 2015)

INVESTIMENTO STERN; CLUBE DE INVESTIMENTO SUNSHINE; CLUBE DE INVESTIMENTO XURUPITA; CLUBE DE INVESTIMENTO CAPITAO; CLUBE DE INVESTIMENTO UNINVEST; CLUBE DE INVESTIMENTO EM AÇÕES TRINDADE; CLUBE DE INVESTIMENTO SPARE; CLUBE DE INVESTIMENTO STRIKE; TEMPA CLUBE DE INVESTIMENTO; CLUBE DE INVESTIMENTO EM AÇÕES TALIANI DEL MONDO; CLUBE DE INVESTIMENTO CONFIANCE; CMI FONTANA CLUBE DE INVESTIMENTO; GERAÇÃO FUTURO PROGRAMADO PREVIDÊNCIA RV FUNDO DE INVESTIMENTO EM AÇÕES

ABSOLUTO LLC; BTG ARF BRAZIL INVESTMENTS LP ISENTO; BTG GEMM BRAZIL INVESTMENTS LP ISENTO; QUEEN STREET FUND BRAZIL INVESTMENTS LP; TOTAL RETURN INVESTMENTS, LLC; AUDACE FUNDO DE INVESTIMENTO EM AÇÕES; BTG PACTUAL ABS INST PREVIDENCIA FUNDO DE INVESTIMENTO EM AÇÕES; BTG PACTUAL ABSOLUTO INST MASTER FUNDO DE INVESTIMENTO EM AÇÕES; BTG PACTUAL ABSOLUTO LS MASTER FUNDO DE INVESTIMENTO EM AÇÕES; BTG PACTUAL ABSOLUTO MASTER FUNDO DE INVESTIMENTO EM AÇÕES; BTG PACTUAL ABSOLUTO PREVIDÊNCIA FUNDO DE INVESTIMENTO EM AÇÕES; BTG PACTUAL ANDROMEDA FUNDO DE INVESTIMENTO EM AÇÕES; BTG PACTUAL DIVIDENDOS MASTER FUNDO DE INVESTIMENTO EM AÇÕES; BTG PACTUAL EQUITY HEDGE FUNDO DE INVESTIMENTO MULTIMERCADO; BTG PACTUAL FUNDO DE INVESTIMENTO MULTIMERCADO LOCAL INSTITUCIONAL; BTG PACTUAL HEDGE PLUS FUNDO DE INVESTIMENTO MULTIMERCADO; BTG PACTUAL IBRX-50 DINAMICO BTG PACTUAL EQUITY HEDGE FUNDO DE INVESTIMENTO EM AÇÕES; BTG PACTUAL ICATU SEG SELECT PREVIDÊNCIA MULTIMERCADO FUNDO DE INVESTIMENTO PREVIDENCIARIO; BTG PACTUAL LOCAL FUNDO DE INVESTIMENTO MULTIMERCADO; BTG PACTUAL MULTI AÇÕES FUNDO DE INVESTIMENTO EM AÇÕES; BTG PACTUAL MULTIMANAGER BBDC FUNDO DE INVESTIMENTO MULTIMERCADO; BTG PACTUAL MULTIMANAGER IB FUNDO DE INVESTIMENTO MULTIMERCADO; BTG PACTUAL MULTIMANAGER PLUS IB FUNDO DE INVESTIMENTO MULTIMERCADO; BTG PACTUAL MULTISTRATEGIES ADVANCED FUNDO DE INVESTIMENTO MULTIMERCADO;

(Minutes of the Annual General Shareholders’ Meeting held on April 15th, 2015)

BTG PACTUAL MULTISTRATEGIES ADVANCED PLUS FUNDO DE INVESTIMENTO MULTIMERCADO; BTG PACTUAL NE FUNDO DE INVESTIMENTO EM AÇÕES PREVIDENCIARIO EXCLUSIVO; BTG PACTUAL PENSION FUNDO DE INVESTIMENTO EM AÇÕES PREVIDENCIARIO; BTG PACTUAL PENSION MULTIMERCADO FUNDO DE INVESTIMENTO PREVIDENCIARIO; BTG PACTUAL PIPE FUNDO DE INVESTIMENTO EM AÇÕES; FI CAIXA BTG PACTUAL X 30 MULTIMERCADO LP; FUNDO DE INVESTIMENTO EM AÇÕES AMIS; FUNDO DE INVESTIMENTO EM AÇÕES BELLS; FUNDO DE INVESTIMENTO EM AÇÕES NAXOS; FUNDO DE INVESTIMENTO EM AÇÕES TUDDY II; FUNDO DE INVESTIMENTO MULTIMERCADO ARPOADOR; FUNDO DE INVESTIMENTO MULTIMERCADO MODERADO RONCADOR; FUNDO DE INVESTIMENTO MULTIMERCADO PREV 1; FUNDO DE INVESTIMENTO MULTIMERCADO UNIPREV III; GERDAU PREVIDÊNCIA FUNDO DE INVESTIMENTO EM AÇÕES 5; MBPREV I MULTIMERCADO FUNDO DE INVESTIMENTO; PREVICAT FUNDO DE INVESTIMENTO EM AÇÕES; PREVIDÊNCIA B FUNDO DE INVESTIMENTO EM AÇÕES

BB AÇÕES 22 FUNDO DE INVESTIMENTO; BB AÇÕES IBRX ATIVO FI; BB CAP AÇÕES FUNDO DE INVESTIMENTO; BB CAP IBOVESPA INDEXADO FIA; BB ECO GOLD FUNDO DE INVESTIMENTO EM AÇÕES; BB OROBÓ FI EM AÇÕES; BB PREVIDÊNCIA AÇÕES FI; BB PREVIDÊNCIA ISE ATIVO FUNDO DE INVESTIMENTO EM AÇÕES; BB PREVIDENCIARIO AÇÕES GOVERNANCA FI; BB TERRA DO SOL FUNDO DE INVESTIMENTO MULTIMERCADO; BB TOP AÇÕES DIVIDENDOS FIA; BB TOP AÇÕES IBOVESPA ATIVO FI; BB TOP AÇÕES IBOVESPA INDEXADO FI; BB TOP AÇÕES IBRX INDEXADO FI; BB TOP AÇÕES TOTAL RETURN FI; BB TOP MULTI BALANCEADO FI; BB TOP MULTI C LP FUNDO DE INVESTIMENTO MULTIMERCADO; BRASILPREV TOP A FUNDO DE INVESTIMENTO EM AÇÕES; BRASILPREV TOP AÇÕES DIVIDENDOS FUNDO DE INVESTIMENTO; CLUBE DE INVESTIMENTO DOS FUNCIONARIOS DA NOSSA CAIXA NOSSO BANCO

(Minutes of the Annual General Shareholders’ Meeting held on April 15th, 2015)

WOLFGANG EBERHARD ROHRBACH

FLAVIO CESAR MAIA LUZ – Fiscal Council President

MARIO PROBST – Fiscal Council Member

GUILHERME JORGE DAGLI JUNIOR - CRC nr 1 SP 223225 – Auditor from Deloitte Touche Tohmatsu

MARCELO FERNANDEZ TRINDADE - Chairman of the Meeting

SANDRA LÓPEZ GORBE - Secretary of the Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2015
ULTRAPAR HOLDINGS INC.
By:	/s/ André Covre
Name:André Covre
Title: Chief Financial and Investor Relations Officer

(Minutes of Annual General Shareholders’ Meeting held on April 15, 2015)